PE 5/23/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JUL 11 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





14008130

July 11, 2014

Robert T. Molinet
FedEx Corporation
rtmolinet@fedex.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 7-11-14

Re: FedEx Corporation
Incoming letter dated May 23, 2014

Dear Mr. Molinet:

This is in response to your letter dated May 23, 2014 concerning the shareholder proposal submitted to FedEx by Trillium Asset Management, LLC on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin; Mercy Investment Services, Inc.; the Dominican Sisters of Hope; Boston Common Asset Management, LLC on behalf of the Mashantucket (Western) Pequot Tribe Endowment Trust; and Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund, the Calvert Large Cap Core Portfolio, the Calvert VP S&P 500 Index Portfolio and the Calvert Balanced Portfolio. We also have received letters from Trillium Asset Management, LLC dated June 20, 2014 and June 24, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

July 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FedEx Corporation
Incoming letter dated May 23, 2014

The proposal requests a report addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the manner in which FedEx advertises its products and services. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



June 24, 2014

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FedEx Corporation – 2014 Annual Meeting Shareholder Proposal Regarding FedEx's Association With Washington NFL Team Controversy

Dear Sir/Madam:

This letter is a second letter submitted on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin and co-filers, Mercy Investment Services, Inc., the Dominican Sisters of Hope, and Boston Common Asset Management, LLC on behalf of The Mashantucket (Western) Pequot Tribe, as their designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of FedEx Corporation (hereinafter referred to as "FedEx" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to FedEx, to respond to the letter dated May 23, 2014 sent to the Office of Chief Counsel by the Company, in which FedEx contends that the Proposal may be excluded from the Company's 2014 proxy statement under rule 14a-8(i)(7).

We write to provide an additional piece of evidence for your consideration.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are submitting this material via e-mail in lieu of paper copies and are providing a copy to FedEx's counsel Robert Molinet, Corporate Vice President, Securities & Corporate Law via e-mail at rtmolinet@fedex.com.

The national newspaper, *USA Today*, reported this evening that the National Congress of American Indians (NCAI) sent a letter to FedEx CEO Fred Smith concerning the name of the Washington Football team stating that "your company is allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet that was screamed at Native Americans as they were dragged at gunpoint off their lands." The letter reportedly asks for Mr. Smith's assistance in changing the team's name.

http://www.usatoday.com/story/sports/nfl/redskins/2014/06/24/washington-redskins-national-congree-of-american-indians-racial-slur/11327975/

The letter goes on to quote Mr. Smith as saying that diversity is "a part of the FedEx DNA." The NCAI reportedly expresses support for his statement but adds, "A critical part of promoting diversity is showing mutual respect for different cultures. ... FedEx's brand is being leveraged to promote some of the most divisive messages ever conceived -- the messages of segregation and hate."

As discussed in our letter of June 20th the controversy surrounding the team name is embroiling FedEx because of its sponsorship and association with the team. This new report illustrates precisely the issue raised in the shareholder proposal – the reputational risks to the company. Not only is the team name subject to widespread public debate, but FedEx is closely associated with the debate. This clearly leads to the conclusion that the shareholder proposal focuses on a significant policy issue facing FedEx and is therefore permissible under the rule.

For these reasons and those set forth in our letter of June 20th, we respectfully request the Staff to inform the Company that rule 14a-8 requires a denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at 503-894-7551 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron

cc: Robert Molinet
Corporate Vice President, Securities & Corporate Law
FedEx Corporation
rtmolinet@fedex.com

Susan White
Director, Oneida Trust
Oneida Tribe of Indians of Wisconsin
swhite@oneidanation.org

Valerie Heinonen, o.s.u.

Director, Shareholder Advocacy
Mercy Investment Services, Inc. and
Dominican Sisters of Hope
heinonenv@juno.com

Steven Heim
Managing Director
Boston Common Asset Management, LLC
On Behalf of The Mashantucket (Western) Pequot Tribe Endowment Trust
sheim@bostoncommonasset.com

Reed Montague
Sustainability Analyst
Calvert Investments
Reed.montague@calvert.com


TRILLIUM
ASSET MANAGEMENT

June 20, 2014

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FedEx Corporation – 2014 Annual Meeting Shareholder Proposal Regarding FedEx's Association With Washington NFL Team Controversy

Dear Sir/Madam:

This letter is submitted on behalf of The Oneida Trust of Oneida Tribe of Indians of Wisconsin and co-filers, Mercy Investment Services, Inc., the Dominican Sisters of Hope, and Boston Common Asset Management, LLC on behalf of The Mashantucket (Western) Pequot Tribe, as their designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of FedEx Corporation (hereinafter referred to as "FedEx" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to FedEx, to respond to the letter dated May 23, 2014 sent to the Office of Chief Counsel by the Company, in which FedEx contends that the Proposal may be excluded from the Company's 2014 proxy statement under rule 14a-8(i)(7).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of rule 14a-8, it is my opinion that the Proposal must be included in FedEx's 2014 proxy statement because the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company and the Proposal does not seek to micro-manage the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by FedEx.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to FedEx's counsel Robert Molinet, Corporate Vice President, Securities & Corporate Law via e-mail at rtmolinet@fedex.com.

www.trilliuminvest.com

BOSTON Two Financial Center, 60 South Street, Suite 1100 • Boston, MA 02111 • 617-423-6655
DURHAM 123 West Main Street • Durham, NC 27701 • 919-688-1265
SAN FRANCISCO BAY 100 Larkspur Landing Circle, Suite 105 • Larkspur, CA 94939 • 415-925-0105

The Proposal

The Proposal, the full text of which is attached as Appendix A states:

> RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

The Proposal Focuses On Significant Policy Issue Confronting FedEx

For decades, the name of the Washington D.C. National Football League team, the "Redskins", has been debated because it is a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations. That debate has largely centered on calls for the team to drop the name. But the debate has also grown to focus not only on the team, but also on the NFL and team sponsors, including FedEx. As a lead team sponsor with naming rights to the team's home stadium, FedExField, the Company has been particularly visible as a target of public attention and is especially vulnerable to reputational damage.

In the last two years this debate has reached a new peak as the controversy has played out not only in sports media, but at the White House, Capitol Hill, mainstream media, academia, football stadium parking lots, the courts, federal regulators, the United Nations and civil rights organizations. As the record shows below, it is clear that the naming controversy is not only subject to widespread public debate, but that the debate has ensnared FedEx.

As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

The Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

Additionally, the Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

As a beginning point in this analysis, first consider Clarence Page's *Chicago Tribune* commentary in 1992 as evidence of the longevity of this debate.

> "The Washington Redskins are the only big time professional sports team whose name is an unequivocal racial slur. After all, how would we react if the team was named the Washington Negroes? Or the Washington Jews? ... It is more than just a racial reference, it is a racial epithet."[1]

While this debate has ebbed and flowed over the 22 years since that commentary, the debate has become even more widespread and more heated in the last two years. Some specific examples of this include:

- In October 2013, President Obama stated in an interview that "If I were the owner of the team and I knew that there was a name of my team — even if it had a storied history — that was offending a sizeable group of people, I'd think about changing it."[2]

- In May 2014, 50 U.S. senators wrote to NFL Commissioner Roger Goodell urging "the National Football League to send the same clear message as the NBA did: that racism and bigotry have no place in professional sports, ... It's time for the NFL to endorse a name change for the Washington, D.C. football team."[3]

- In October 2013, the National Congress of American Indians (NCIA) passed a resolution entitled "Commending Efforts to Eliminate Racist Stereotypes in Sports and Calling on the U.S. President and Congress to Combat These Continuing Affronts to Native Peoples" which specifically "condemns the Washington NFL franchise." NCAI also issued a report entitled *Ending the Legacy Of Racism in Sports & the Era of Harmful "Indian" Sports Mascots* outlining "the team's ugly

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1 http://news.google.com/newspapers?id=bPpNAAAAIBAJ&sjid=dYsDAAAAIBAJ&pg=3796,3699288&dq=clarence+page+redskins&hl=en

2 http://bigstory.ap.org/article/obama-open-name-change-washington-redskins

3 http://espn.go.com/nfl/story/_/id/10968190/senators-puts-pressure-washington-redskins-nfl

and racist legacy, while highlighting the harmful impact of negative stereotypes on Native peoples."[4]

- Evidencing the extent of the controversy, there is a Wikipedia page entitled "Washington Redskins name controversy" documenting at length (approximately 26 pages of text) opposition to the name including over 60 organizations, over 40 commentators, and scores of prominent individuals.[5]

- In October 2013 former FCC commissioners and officials Reed Hundt, Tyrone Brown, Henry Geller, Jonathan Adelstein, Nicholas Johnson, and Blair Levin, as well as veteran media attorney Andrew Schwartzman, Minority Media & Telecommunications Counsel president David Honig, and former NTIA head Larry Irving sent a letter to a letter to then FCC acting Chairwoman Mignon Clyburn asking the FCC to "convene an open forum with broadcasters to determine whether they should self-regulate their use of the term "XXXskins" when referring to the Washington D.C football team."[6]

- In December 2013, the Leadership Conference on Civil and Human Rights, which includes the NAACP, American Association of People with Disabilities, National Organization of Women and the AFL-CIO, passed by acclamation a resolution urging the Washington NFL team to change its name.[7]

- In February 2014, U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell asking him to publicly announce support for a name change. Senator Cantwell also threatened the league's tax-exempt status if it did not comply with their request.[8]

- The Oneida Nation of New York (a separate and distinct entity from the Oneida Tribe of Indians of Wisconsin which filed this proposal) launched a national advertising campaign in 2013, designed to end the racial slur "redskins" as the mascot and name of the NFL team in Washington, D.C. As part of this effort, they met with the United Nations in January 2014 over the Washington NFL team name as a human rights issue and the UN's efforts in combating racism in sports globally.[9]

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[4] http://www.ncai.org/attachments/Resolution_OYdGFAZFMqQHpjvyNLpIcWKmsrTcaUnlcqeMnyetmhetMvcyVZn_TUL-13-050%20Final.pdf and http://www.ncai.org/news/articles/2013/10/10/ncai-releases-report-on-history-and-legacy-of-washington-s-harmful-indian-sports-mascot

[5] http://en.wikipedia.org/wiki/Washington_Redskins_name_controversy

[6] http://multichannel.com/news/policy/fcc-officials-push-broadcaster-forum-nfl-redskins-name/262692#sthash.IxDERVt3.dpuf

[7] http://www.usatoday.com/story/sports/nfl/redskins/2013/12/12/mascot-controversy--leadership-conference-on-civil-and-human-rights/4004505/

[8] http://www.nytimes.com/2014/02/10/us/politics/2-lawmakers-urge-nfl-to-change-washington-redskins-name.html?hpw&rref=politics&_r=1

[9] http://www.washingtonpost.com/blogs/local/wp/2014/01/24/un-to-hear-how-redskins-name-is-human-rights-issue/ and http://nation.time.com/2013/10/08/native-americans-tackle-redskins-at-press-conference/

- Throughout the NFL 2013 - 2014 season protestors picketed at stadiums where the team played, especially in Denver, Dallas and Minneapolis - cities with a significant population of Native Americans.[10]

- In November 2013, the Washington D.C.'s City Council approved a resolution condemning the name. The lead sponsor of the resolution said "Native Americans throughout the country consider the term 'redskin' a racially derogatory slur akin to the 'N-word' among African-Americans or the 'W-word' among Latinos. Enough is enough."[11]

- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."[12]

- In February 2014 the American University Washington College of Law held a symposium -"The Washington Redskins – Name Change Debate".[13]

- In February 2013 the Smithsonian's National Museum of the American Indian held a day-long academic symposium on "racist" stereotypes in American sports where the issue was debated.[14]

- Major media outlet commentators have criticized the team name including Washington Post's Charles Krauthammer, Sports Illustrated's Peter King and USA Today's Christine Brennan.

- The United States Patent and Trademark Office cancelled the team's trademark on June 18, 2014, calling the team's name "disparaging to Native Americans" and therefore a violation of federal laws which prevent the use of offensive or disparaging language in a trademark.[15]

- In March 2013, United States House of Representatives Eni F.H. Faleomavaega, Delegate from American Samoa introduced a bill, co-sponsored by 19 others, amending the Trademark Act of 1946 to void any trademark registrations that disparage Native American persons or peoples, such as "redskins".[16]

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[10] http://www.dallasnews.com/sports/dallas-cowboys/headlines/20131013-battle-over-controversial-redskins-name-comes-to-dallas.ece; http://www.nbcnews.com/news/other/its-always-been-about-hatred-indian-skin-native-americans-allies-f8C11477923; http://www.cbssports.com/nfl/eye-on-football/24142786/metrodome-will-use-redskins-name-in-stadium-despite-protests; http://www.washingtonpost.com/blogs/football-insider/wp/2013/11/07/hundreds-gather-outside-mall-of-america-field-to-protest-redskins-name/; http://www.washingtonpost.com/blogs/dc-sports-bog/wp/2013/11/07/minneapolis-mayor-condemns-redskins-name/

[11] http://newsone.com/2759382/washington-redskins-name-change-d-c-council-resolution/

[12] http://www.foxnews.com/sports/2013/10/14/nbc-host-bob-costas-washington-redskins-nickname-insult-slur/

[13] http://www.wcl.american.edu/secle/founders/2014/20140210a.cfm

[14] http://www.npr.org/blogs/thetwo-way/2013/02/07/171425340/after-more-than-20-years-push-to-change-redskins-name-continues

[15] http://www.ibtimes.com/redskins-team-name-trademarks-canceled-us-patent-office-1604646

[16] http://www.nationalreview.com/corner/343602/house-dems-introduce-bill-ban-redskins-trademark-andrew-johnson

- In April 2014 United Nations Special Rapporteur James Anaya urged "the team owners to consider that the term 'redskin' for many is inextricably linked to a history of suffering and dispossession, and that it is understood to be a pejorative and disparaging term that fails to respect and honour the historical and cultural legacy of the Native Americans in the US."[17]

- In May 2014, Rep. Henry Waxman (D-CA) called for a hearing on the name of the Washington NFL team arguing that given the public benefits enjoyed by the NFL, the team owner and the NFL commissioner should explain why their actions are in the public interest.[18]

- On June 18, 2014 the *New York Times* Editorial Board, responding to the team's loss of federal trademark protection, weighed in with observations about the financial risks associated with the reputational damage: "There is little anybody can do legally to force Mr. Snyder and National Football League to change the team name. But they should realize that even if they successfully challenge the trademark board's decision, using a term that so clearly offends so many people undermines the value of the team and the league."[19]

Importantly, this public debate also extends to FedEx whose name, brand and sponsorship are regularly parts of the discussion. In Appendix B, we have provided a list of approximately 40 media stories about the team name controversy from the last two years that include FedEx. To highlight a few of them, consider the following:

- A June 2014 Associated Press story entitled "FedEx stays neutral in debate over Redskins name" began "The company most associated with the Washington Redskins is keeping its distance from the debate over the team's name in the aftermath of a trademark ruling that found the name to be "disparaging" to Native Americans."[20]

- A May 2014 Forbes article discussed at length whether FedEx and other team sponsors "find the name 'Redskins' offensive". The piece considered the business dynamics around the debate in light of the LA Clipper racial controversy and congressional opposition, concluding "if there's going to be change in the NFL and with Daniel Snyder (the team owner), sponsors are going to have to feel that the name "Redskins" is not something they want their products associated with."[21]

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[17] http://www.un.org/apps/news/story.asp?NewsID=47559&Cr=indigenous&Cr1=#.U5nvI5RdXRx

[18] http://www.nationalreview.com/corner/377669/waxman-calls-congressional-hearing-redskins-name-andrew-johnson

[19] http://www.nytimes.com/2014/06/19/opinion/slurs-dont-deserve-trademark-protection.html?ref=opinion&_r=0

[20] http://www.washingtonpost.com/national/fedex-stays-neutral-in-debate-over-redskins-name/2014/06/19/22d022b4-f808-11e3-8118-eae4d5b48c7d_story.html

[21] http://www.forbes.com/sites/maurybrown/2014/05/29/the-one-way-the-nfl-could-change-the-redskins-name-is-if-sponsors-got-involved/

- In a 2013 column, the Washington Post's Courtland Milloy ridiculed the name playing on historical reference and incorporating FedExField into the narrative: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedExField."[22]

- Courtland did so again in 2014: "Taking on the persona of a free-ranging Indian warrior can be a welcome and seemingly harmless seasonal escape. I've been there, whooping it up from the stands at RFK Stadium in the 1970s to FedExField — until 2000, the year of my epiphany."[23]

- In May 2013, ten Congressional members sent letters urging a name change to team owner Dan Snyder and NFL Commissioner Goodell. But the letter was also sent specifically to FedEx, as a team sponsor, arguing "Inaction on (FedEx's) part would imply complicity and may adversely affect your rewarding relationships with the public and your shareholders."[24]

- *Mother Jones* published a November 2013 story "Are Coke and FedEx Worried About Sponsoring the Redskins?" in which it discussed FedEx's public position and the threat of boycotts.[25]

- Maryland House Majority Whip Talmadge Branch, (D-Baltimore) and Del. C.T. Wilson (D-Charleshave) introduced a resolution in the Maryland House of Delegates urging the team owners to change the team's name. Delegate Wilson pointed out that the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name.[26]

As demonstrated above, it is abundantly clear that FedEx has not met its burden under the rule of showing that the issue is not a significant policy issue facing the Company. Not only does the evidence demonstrate a widespread public debate, but it shows a very clear nexus of the debate with FedEx. Consequently, we respectfully request the Staff inform the Company that it is not entitled to exclude the Proposal from its proxy statement.

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22 http://www.washingtonpost.com/local/whats-in-a-name-the-redskins-bad-karma/2013/01/08/a6ab8bb4-59da-11e2-88d0-c4cf65c3ad15_story.html

23 http://www.washingtonpost.com/local/the-battle-over-the-redskins-name-is-about-the-exploitation-of-a-stereotype-for-profit/2014/06/01/694b7084-e99b-11e3-93d2-edd4be1f5d9e_story.html

24 http://a.espncdn.com/photo/2013/0528/faleomavaega.pdf

25 http://www.motherjones.com/mojo/2013/11/washington-redskins-top-sponsors-coca-cola-fedex-sprint-ticketmaster

26 http://www.washingtonpost.com/local/md-politics/should-the-maryland-general-assembly-take-a-stance-on-the-redskins-name/2014/03/11/7fd03a72-a8a2-11e3-8599-ce7295b6851c_story.html

The Proposal does not seek to micro-manage the company

The Company argues that the Proposal should also be excluded because it seeks to micro-manage the company's advertising and marketing decisions. The SEC explained in its 1998 Interpretive Release (Exchange Act Release No. 40018 (May 21, 1998)) that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard "a report ... addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name", as requested in the Proposal, is very appropriate for shareholder consideration. The Proposal does not delve into the level of detail sought in

ACTWU – if anything it is directed at a much more general level with significantly less information requested.

The manner in which the Proposal seeks to address the naming controversy is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

> **Resolved,** that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
>
> a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;
>
> b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
>
> c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures
>
> The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010), which passed muster under the micro-management standard. This proposal requested a report on:

the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted a proposal that asked the company to require its chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while many business issues, including advertising, may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company, particularly when a significant policy issue such as the team name controversy is at stake.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex and multifaceted business issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

FedEx's reputational risks and advertising decision involve no greater complexity than hydrofraccing, derivatives trading, or managing the logistics of a global supply chain. Shareholders have been able to address proposals focused on issues involving the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to report on its handling of the reputational damage from its association with the Washington D.C. NFL franchise team name controversy. The Company has not demonstrated that it is any more complex than any of the precedent businesses just described. We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under rule 14a-8. Not only does the Proposal raise a significant social policy issue with a clear nexus to the Company, but it does so without micro-managing the Company. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at 503-894-7551 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron

cc: Robert Molinet
Corporate Vice President, Securities & Corporate Law
FedEx Corporation
rtmolinet@fedex.com

Susan White
Director, Oneida Trust
Oneida Tribe of Indians of Wisconsin
swhite@oneidanation.org

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc. and
Dominican Sisters of Hope
heinonenv@juno.com

Steven Heim
Managing Director

Boston Common Asset Management, LLC
On Behalf of The Mashantucker (Western) Pequot Tribe Endowment Trust
sheim@bostoncommonasset.com

Reed Montague
Sustainability Analyst
Calvert Investments
Reed.montague@calvert.com

Appendix A

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.

- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

Appendix B

Media Concerning the Naming Controversy and including FedEx

"Are Coke and FedEx Worried About Sponsoring the Redskins?", *Mother Jones,* November 22, 2013. http://www.motherjones.com/mojo/2013/11/washington-redskins-top-sponsors-coca-cola-fedex-sprint-ticketmaster

"Redskins name condemned by black and Latino groups outside FedEx Field", *The Washington Post,* November 25, 2013. http://www.washingtonpost.com/local/redskins-name-condemned-by-black-and-latino-groups-outside-fedexfield/2013/11/25/f913f628-55f8-11e3-835d-e7173847c7cc_story.html

"'Redskins' deemed racial slur at Washington museum," *USA Today,* February 8, 2013. http://www.usatoday.com/story/sports/nfl/redskins/2013/02/07/washington-redskins-racial-slur-racist-smithsonian/1900941/

"Are You Ready for Some Controversy: The History of "Redskin", NPR, September 9, 2013. http://www.npr.org/blogs/codeswitch/2013/09/09/220654611/are-you-ready-for-some-controversy-the-history-of-redskin

"FedEx Remains Aligned with Redskins", *Memphis Business Journal,* September 24, 2013. http://www.bizjournals.com/memphis/blog/morning_call/2013/09/fedex-remains-aligned-with-redskins.html

"Most sponsors sit out controversy over Redskins name", *USA Today,* June 19, 2014. http://www.usatoday.com/story/sports/nfl/redskins/2014/06/19/washington-redskins-trademarks-native-americans-sponsors-fedex/10974081/

"FedEx to Stick With Redskins' Venue Naming-Rights Deal Amid Strife," *Sports Business Daily,* September 24, 2013. http://m.sportsbusinessdaily.com/Daily/Issues/2013/09/24/Marketing-and-Sponsorship/FedExField.aspx

"Distaste for Dan Snyder is One of the Main Reasons The Redskins Name Controversy is Gaining Momentum", *Forbes,* October 12, 2013. http://www.forbes.com/sites/monteburke/2013/10/12/distaste-for-dan-snyder-is-one-of-the-main-reasons-the-redskins-name-controversy-is-gaining-momentum/

"McCollum: Redskins fight bigger than name", *Minneapolis Star Tribune,* November 7, 2013. http://www.startribune.com/local/230919891.html

"What's in a Name? NFL Washington Redskins Name Controversy", *"The Outlook" Monmouth University Student-Run Newspaper,* December 4, 2013. http://outlook.monmouth.edu/index.php/opinion/1528-whats-in-a-name-nfl-washington-redskins-name-controversy

"10 Members of Congress Urge Washington Redskins to Remove 'Racial, Derogatory Slur' From Name. *Huffington Post,* May 28, 2013. http://www.huffingtonpost.com/2013/05/28/washington-redskins-name-change_n_3348099.html

"What Controversy? Washington Redskins Honor Native Americans during Game", *Time Magazine,* November 26, 2013. http://keepingscore.blogs.time.com/2013/11/26/what-controversy-washington-redskins-honor-native-americans-during-game/

"Why Debate the Redskins Name Now?", *The Atlantic,* October 9, 2013. http://www.theatlantic.com/entertainment/archive/2013/10/why-debate-the-redskins-name-now/280398/

"Retired Native American Chief Would be Offended if Redskins Did Change Name." *CBS.DC, 99.1 FM,* May 29, 2013. http://washington.cbslocal.com/2013/05/29/retired-native-american-chief-would-be-offended-if-redskins-did-change-name/

"Controversy Surrounds the Redskins' Name", *The Churchill Observer,* October 21, 2013. http://www.thechurchillobserver.com/online-exclusives/2013/10/21/controversey-surrounding-the-redskins-name/

"Reporters Reach Out to 'Redskins' Sponsors," *Indian Country Today Media Network,* November 22, 2013. http://indiancountrytodaymedianetwork.com/2013/11/22/reporters-reach-out-redskins-sponsors-152389

"NFL Commissioner Roger Goodell Writes Letter to Congress Defending Redskins Name", *New York Daily News",* June 12, 2013. http://indiancountrytodaymedianetwork.com/2013/11/22/reporters-reach-out-redskins-sponsors-152389

"Oneida Tribe links Washington Redskins name change protest with Eagles' Riley Cooper", *Sporting News,* September 5, 2013. http://www.sportingnews.com/nfl/story/2013-09-05/washington-redskins-name-change-riley-cooper-slur-racist-oneida-indian-nation

"Shareowners Question FedEx over Washington Redskins", *SRI,* October 8, 2013. http://www.socialfunds.com/news/article.cgi?sfArticleId=3868

"FedEx NFL Campaign Focuses TVCs on Delivery Manager", *Activative,* October 2, 2013. http://www.activative.co.uk/sport/new-fedex-nfl-campaign-focuses-on-delivery-manager-8525

"UPDATED REPORT: Extra Security at FedEx Field for potential "Redskins" Protests", *The Victory Formation,* November 3, 2013. http://www.thevictoryformation.com/2013/11/03/update-report-extra-security-at-fedex-field-for-potential-redskins-protests/

"Washington Redskins name: Oneida Nation meets with local groups", *WJLA-TV (Washington D.C.),* October 23, 2013. http://www.wjla.com/articles/2013/10/washington-redskins-name-oneida-nation-meets-with-local-groups-95830.html

"Members of Congress send letter urging Redskins to change name", *Los Angeles Times,* May 29, 2013. http://articles.latimes.com/2013/may/29/sports/la-sp-sn-redskins-change-name-20130529

"Redskins name change: Will Congress make team act?", *Christian Science Monitor,* May 29, 2013. http://www.csmonitor.com/USA/DC-Decoder/Decoder-Buzz/2013/0529/Redskins-name-change-Will-Congress-make-team-act

"Sign at FedEx Field defends Redskins name", *The Washington Post,* September 22, 2013. http://www.washingtonpost.com/blogs/dc-sports-bog/wp/2013/09/22/sign-at-fedex-field-defends-redskins-name/

"The One Way The NFL Could Change The Redskins Name Is If Sponsors Got Involved", *Forbes,* May 29, 2014. http://www.forbes.com/sites/maurybrown/2014/05/29/the-one-way-the-nfl-could-change-the-redskins-name-is-if-sponsors-got-involved/

"FedEx Nixes Review of Redskins ties", *The Commercial Appeal,* (Memphis, TN). September 23, 2013. http://www.commercialappeal.com/news/2013/sep/23/fedex-nixes-review-of-redskins-ties/

"Should the Redskins name be changed?", *MSNBC* , September 13, 2013. http://www.msnbc.com/the-cycle/should-the-redskins-name-be-changed

"Newspaper Cartoon Compares Washington Redskins to Nazis, Confederates", *MRC NewsBusters,* (MRC:Exposing & Combating Liberal Media Bias), October 20, 2013. http://newsbusters.org/blogs/randy-hall/2013/10/20/newspaper-cartoon-compares-washington-redskins-nazis-confederates#ixzz34Ww9Ksjc

"Eni Faleomavaega: Washington Redskins name a 'moral issue'", *Politico*, July 30, 2013. http://www.politico.com/story/2013/07/eni-faleomavaega-washington-redskins-name-a-moral-issue-94926.html

"Oklahoma Rep. Tom Cole says NFL's Redskins should change name", *NewsOK*, June 2, 2013. http://newsok.com/oklahoma-rep.-tom-cole-says-nfls-redskins-should-change-name/article/3840737

"Congress Threatens NFL over Redskins Name", *Black Sports Online*, February 10, 2014. http://blacksportsonline.com/home/2014/02/congress-threatens-nfl-over-redskins-name/

"Stephen Colbert's Redskins Offensive Name Joke", *DCSports Nexus*, May 7, 2013. http://skins.dcsportsnexus.com/2013/05/stephen-colberts-redskins-offensive.html

"Pressure Mounts for Washington Redskins to Drop Offensive Name", *Atlanta BlackStar*, May 30, 2013. http://atlantablackstar.com/2013/05/30/pressure-mounts-for-the-washington-redskins-to-drop-offensive-team-nickname/

"Why the Washington Redskins Will Never Change Their Name", *Forbes*, June 14, 2013. http://www.forbes.com/sites/tomvanriper/2013/06/14/why-the-washington-redskins-will-never-change-their-name/

"Experts Critical of Redskins name", *ESPN*, February 7, 2013. http://espn.go.com/nfl/story/_/id/8926911/panelists-experts-critical-washington-redskins-team-name-mascots-symposium

"Redskins Name Dropped from Slate, Mother Jones", *Huffington Post*, August 9, 2013. http://www.huffingtonpost.com/2013/08/09/redskins-slate-mother-jones-name-controversy_n_3732222.html

"Redskins name 'a divisive epithet,' tribe tells NFL," *CBS News, October 8, 2013.* http://www.cbsnews.com/news/redskins-name-a-divisive-epithet-tribe-tells-nfl/

"Reps urge Redskin to change name," *Fox Sports*, June 2, 2014. http://msn.foxsports.com/nfl/story/members-of-congress-urge-washington-redskins-to-change-name-052813

"A Name Change for the Redskins: Unpopular, Insufficient, and Necessary," *The Atlantic*, May 17, 2013. http://www.theatlantic.com/entertainment/archive/2013/05/a-name-change-for-the-redskins-unpopular-insufficient-and-necessary/275949/

"It's Time to Change the Redskins' Racist Name," *Indian Country Today Media Network*, July 30, 2013. http://indiancountrytodaymedianetwork.com/2013/07/30/its-time-change-redskins-racist-name

"Senate to NFL: Change the Redskins' Name," *NPR,* May 22, 2014. http://www.npr.org/blogs/itsallpolitics/2014/05/22/314929019/senate-to-nfl-change-the-redskins-name

"What Would Be The Economic Impact Of A Redskins Name Change?" *Forbes,* June 19, 2014. http://www.forbes.com/sites/jesselawrence/2014/06/18/what-would-be-the-economic-impact-of-a-redskins-name-change/

"FedEx stays neutral in debate over Redskins name" *Associated Press,* June 19, 2014. http://www.washingtonpost.com/national/fedex-stays-neutral-in-debate-over-redskins-name/2014/06/19/22d022b4-f808-11e3-8118-eae4d5b48c7d_story.html

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL

May 23, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to FedEx's Association with Washington NFL Team Controversy**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the 2014 annual meeting of its stockholders (the "2014 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by Trillium Asset Management, Inc. ("Trillium") on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin ("Oneida") and by the following other stockholders, who have designated Oneida as the lead filer and, therefore, Trillium as the liaison for all of the co-filers of the Stockholder Proposal: Mercy Investment Services, Inc., the Dominican Sisters of Hope, Boston Common Asset Management, LLC on behalf of The Mashantucket (Western) Pequot Tribe, and Calvert Social Index Fund, Calvert Large Cap Core Portfolio, Calvert VP S&P 500 Index Portfolio and Calvert Balanced Portfolio (together with Oneida, the "Proponents"). Related correspondence with the Proponents is also attached as **Exhibit A**.

The Stockholder Proposal may be excluded from our 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to our ordinary business operations — namely, the manner in which we advertise. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2014 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2014 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibit to the Proponents, thereby notifying them of our intention to exclude the Stockholder Proposal from our 2014 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal states, in relevant part:

"RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name."

We received the Stockholder Proposal on April 10, 2014.

Legal Analysis

1. ***The Stockholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations***

In a no-action letter involving a substantially similar proposal submitted to us by several of the same proponents in 2009, the Staff determined that the proposal was excludable under Rule 14a-8(i)(7), as relating to our ordinary business operations (*i.e.*, the manner in which we advertise). *FedEx Corp. (Mercy Investment Program et al.)* (July 14, 2009). *See also Tootsie Roll Industries, Inc.* (Jan. 31, 2002).

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" does not necessarily refer to business that is "'ordinary' in the common meaning of the word," but instead "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to a proposal's subject matter. The Commission explained in its 1998 Release that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Stockholder Proposal may be excluded from our 2014 Proxy Materials, as was the similar proposal that was submitted to us in 2009, because the subject matter of the report requested by the Stockholder Proposal is the manner in which we advertise our Company and services and allocate our marketing budget, a subject matter that falls directly within the scope of our day-to-day business operations. As discussed below, the Staff has consistently taken the position that a company's advertising practices are matters of ordinary business operations. Consequently, the Staff has consistently permitted the omission under Rule 14a-8(i)(7) of stockholder proposals that aim to manage a company's advertising.

a. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business

The Stockholder Proposal requests the preparation of a report. Under well-established principles, the topic of the report, whatever form it might take, is the relevant consideration for exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where a proposal requests that a company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (Feb. 21, 2001); *The Mead Corp.* (Jan. 31, 2001); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); and *Nike, Inc.* (July 10, 1997).

b. The requested report relates to our ordinary business operations — namely, the manner in which we advertise — so the Stockholder Proposal is excludable

The Stockholder Proposal requests a report covering the naming rights to the Washington Redskins' stadium, FedExField. Our Company has entered into a long-term contract which gives us the right to place our brand name on the property. The Stockholder Proposal asks for a report about the consequences of that business decision in terms of any reputational damage stemming from the controversy over the team's name, including the board's oversight of how management is handling the issue and efforts we are taking to distance or disassociate ourselves from the Washington Redskins franchise and team name.

The Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices, even when shareholders question the images used to promote a company rather than the company's marketing and advertising strategy. The allocation of marketing and advertising resources to best promote a company is a key management function, especially for companies with recognizable brand names such as ours. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., PepsiCo, Inc.* (Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste); *FedEx Corp. (Mercy Investment Program et al.); Tootsie Roll Industries, Inc.* (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions); *The Walt Disney Company* (Nov. 30, 2007) (proposal requesting a report on the company's efforts to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products); *PG&E Corporation* (Feb. 14, 2007) (proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources); and *Federated Department Stores, Inc.* (Mar. 27, 2002) (proposal requesting that the company identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions).

As mentioned briefly above, in *FedEx Corp. (Mercy Investment Program et al.)*, several of the Proponents submitted a proposal (the "2009 Proposal") substantially similar to the Stockholder Proposal requesting that the Company issue a report addressing, among other things, its "efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions." As is the case with the Stockholder Proposal, the 2009 Proposal was motivated by, and the supporting statement emphasized, the proponents' concerns regarding the Company's naming rights agreement for FedExField, in light of the debate surrounding the Washington Redskins' name. The Staff concurred with our exclusion of the 2009 Proposal under Rule 14a-8(i)(7), agreeing with our analysis that the manner in which we advertise is an ordinary business operation. *See also Tootsie Roll Industries, Inc.*

Moreover, the Staff has recently concurred in the exclusion of a proposal on the basis that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)" despite the fact that the proposal requested that the board institute standards for determining whether the company should sell a product that, among other things, "has the substantial potential to impair the reputation of the company." *Wal-Mart Stores, Inc.* (Jan. 30, 2014). *See also PepsiCo, Inc.* (Jan. 10, 2014) (concurring in the exclusion of the proposal on the basis that the "proposal relates to the manner in which PepsiCo advertises its products" despite the claim in the proposal that a PepsiCo advertisement appealed "to the worst in human behavior"). Similarly, the Staff has also permitted proposals to be excluded when proposals ask for reports on "reputational risks" associated with business practices that ignite controversy or raises questions of social values, finding that the underlying business decisions constitute ordinary business matters. *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013).

The Stockholder Proposal requests a report covering reputational risks and, because of concerns related to those risks, efforts we are taking to distance or disassociate ourselves from the Washington Redskins franchise and/or team name, which association comes about because of our naming rights to the team's stadium — that is, a report covering the reasoning, manner and subsequent consequences of the way our management has decided to advertise. As in the 2009 Proposal, the supporting statement indicates the Stockholder Proposal is motivated by the Proponents' concerns regarding our naming rights agreement for FedExField and the alleged reputational damage that our association with the team may cause ("Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name. . . . We believe FedEx may suffer reputational harm from this controversy.").

The decision to enter into a multi-year sponsorship of FedExField in 1999 was made by our management after careful consideration of the costs and benefits associated with having such a business relationship, in the context of our overall advertising and marketing-related strategy of developing a strategic portfolio of sports sponsorships. Management evaluated and assessed the substantial benefits from our sponsorship of FedExField, undertaking a similar analysis as for all of our sports marketing arrangements, while recognizing the potential costs from concerns surrounding the naming debate. Management views the Company's brand presence at sporting venues such as FedExField as an effective means of advertising our services to our customers.

2. ***The Stockholder Proposal does not raise a significant policy issue and instead seeks to micro-manage complex business decisions***

The Stockholder Proposal does not have significant policy, economic or other implications. A proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters" of the company. Staff Legal Bulletin No. 14C (June 28, 2005). When determining if a stockholder proposal raises significant policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but that it must have "emerged as a consistent topic of widespread public debate." *Comcast Corporation* (February 15, 2011).

As the supporting statement points out, the team name has garnered some press and raised discussions, but the issue has not reached the widespread level of consistent public debate and attention that the Staff has found necessary in the past to be considered a significant policy matter. *Cf. Tyson Foods, Inc.* (December 15, 2009) (reversing the original Staff decision and finding that a proposal regarding the use of antibiotics in raising livestock related to a significant social policy after considering the (i) existence of widespread public debate concerning the public health issue, (ii) increasing recognition of the issue among the public, and (iii) the existence of legislation or proposed legislation in Congress and the European Union).

The appropriateness of a company's product, service, branding and marketing decisions, as has been demonstrated many times in the various no-action letters cited in this letter, may be questioned by its stockholders. We recognize that some of our stakeholders will disagree with the decision to sponsor FedExField or other decisions with respect to our other advertising and marketing practices, but these decisions are quintessentially management's to make. This type of cost-benefit analysis and the allocation of Company resources are a fundamental element of management's responsibility for the day-to-day operation of our business and are precisely the type of matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Stockholder Proposal thus seeks to micro-manage this complex aspect of our day-to-day operations — our advertising and marketing decisions, including our multi-year sponsorship of FedEx Field. Moreover, the claim that our association with the Washington Redskins causes reputational damage is insufficient support for inclusion of the Stockholder Proposal in our 2014 Proxy Materials, as was the case in the recent *Wal-Mart Stores, Inc.* and *PepsiCo, Inc.* no-action letters. Accordingly, the Stockholder Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2014 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management LLC
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111
E-mail: *jkron@trilliuminvest.com*

Susan White
Director, Oneida Trust
Oneida Tribe of Indians of Wisconsin
909 Packerland Dr.
Green Bay, WI 54304
E-mail: *swhite@oneidanation.org*

Mercy Investment Services, Inc. and
Dominican Sisters of Hope
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, NY 10009
E-mail: *heinonenv@juno.com*

The Mashantucket (Western) Pequot Tribe Endowment Trust
c/o Steven Heim
Managing Director
Boston Common Asset Management, LLC
84 State Street, Suite 940
Boston, MA 02109
E-mail: *sheim@bostoncommonasset.com*

Calvert Social Index Fund, Calvert Large Cap Core Portfolio, Calvert VP S&P 500
Index Portfolio, Calvert Balanced Portfolio
c/o Calvert Investments
Attention: Reed Montague, Sustainability Analyst
4550 Montgomery Avenue, Suite 1100N
Bethesda, MD 20814
E-mail: *reed.montague@calvert.com*

Exhibit A

The Stockholder Proposal and Related Correspondence


TRILLIUM
ASSET MANAGEMENT

April 7, 2014

FedEx Corporation
Attention: Christine P. Richards, Secretary
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.5 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with FedEx Corporation on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) for inclusion in the 2014 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Oneida holds more than $2,000 of FedEx Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Other shareholders will be co-filing this shareholder proposal. Please regard Oneida as the lead filer.

We would welcome discussion with FedEx Corporation about the contents of our proposal.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Frederick W. Smith
Chairman of the Board, President and Chief Executive Officer

Enclosures

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.
- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by September 1, 2014, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

ONEIDA TRUST DEPARTMENT

onʌyote?a·ka latiwista?nunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935•Fax: (920) 496-7491

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111

Fax: 617 532-6688

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) at FedEx Corporation regarding its relationship with the Washington DC NFL Football Team.

Oneida is the beneficial owner of more than $2,000 worth of common stock in FedEx Corporation that Oneida has held continuously for more than one year. Oneida intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014. Oneida hereby confirms that for the entire period of its ownership of FedEx shares it has held and maintained full investment and voting rights over these shares.

Oneida specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Oneida understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
c/o Trillium Asset Management LLC
Two Financial Place, Suite 1100
60 South Street
Boston, MA 02111

March 14, 2014
DATE

From: Robert Molinet
Sent: Tuesday, April 08, 2014 2:55 PM
To: Jonas Kron (JKron@trilliuminvest.com)
Cc: Eddie Klank
Subject: Stockholder Proposal Deficiency Notice
Attachments: 2014 Oneida (Trillium) Proposal - Deficiency Notice.pdf

Jonas – Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL (jkron@trilliuminvest.com)

April 8, 2014

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management LLC
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111

Subject: *Stockholder Proposal of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin*

Dear Mr. Kron:

We received the stockholder proposal dated April 7, 2014 that Trillium Asset Management LLC ("Trillium") submitted to FedEx Corporation (the "Company") on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin on April 8, 2014. Oneida asked that all questions or correspondence regarding the proposal be directed to your attention.

The proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each stockholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the company's securities entitled to vote on the proposal, at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that Oneida is currently the registered holder on the Company's books and records of any shares of the Company's common stock and Oneida has not provided proof of ownership.

Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Oneida submitted the proposal (April 8, 2014), Oneida had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including April 8, 2014. Rule 14a-8(b) requires that a proponent of a proposal must prove eligibility as a stockholder of the company by submitting either:

- a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one year period as of the date of the statement.

To help stockholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, a copy of both of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares knows your broker or bank's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a stockholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please address any response to me at the mailing address, e-mail address or fax number as provided above. A copy of Rule 14a-8, which applies to stockholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

RTM/mhb1051635

Attachment

cc: Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
909 Packerland Dr.
Green Bay, WI 54155

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of April 4, 2014

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm


TRILLIUM
ASSET MANAGEMENT

April 9, 2014

FedEx Corporation
Attention: Christine P. Richards, Secretary
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Trillium Asset Management, LLC ("Trillium") recently submitted a shareholder proposal with the Company on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida).

Enclosed please find a revised proposal. Pursuant to Staff Legal Bulletin No. 14F issued on October 18, 2011, a revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c). If the company intends to submit a no-action request, it must do so with respect to the revised proposal. We also note that revisions to a proposal do not trigger a requirement to provide proof of ownership a second time. Rather the shareholder can only be asked to prove ownership as of the date the initial proposal is submitted.

Accordingly, Trillium hereby submits the enclosed revised shareholder proposal with FedEx Corporation on behalf of Oneida for inclusion in the 2014 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Oneida holds more than $2,000 of FedEx Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Other shareholders will be co-filing this shareholder proposal. Please regard Oneida as the lead filer. We would welcome discussion with FedEx Corporation about the contents of our proposal. Please direct communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Frederick W. Smith
Chairman of the Board, President and Chief Executive Officer

www.trilliuminvest.com

BOSTON Two Financial Center, 60 South Street, Suite 1100 • Boston, MA 02111 • 617-423-6655
DURHAM 123 West Main Street • Durham, NC 27701 • 919 688 1265
SAN FRANCISCO BAY 100 Larkspur Landing Circle, Suite 105 • Larkspur, CA 94939 • 415 925 0105

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.
- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

ONEIDA TRUST DEPARTMENT

onʌyoteˀa·ka latiwistaˀnunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935•Fax: (920) 496-7491

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111

Fax: 617 532-6688

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) at FedEx Corporation regarding its relationship with the Washington DC NFL Football Team.

Oneida is the beneficial owner of more than $2,000 worth of common stock in FedEx Corporation that Oneida has held continuously for more than one year. Oneida intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014. Oneida hereby confirms that for the entire period of its ownership of FedEx shares it has held and maintained full investment and voting rights over these shares.

Oneida specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Oneida understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
c/o Trillium Asset Management LLC
Two Financial Place, Suite 1100
60 South Street
Boston, MA 02111

March 14, 2014
DATE


MERCY
INVESTMENT
SERVICES, INC

RECEIVED
APR 10 2014
CHRISTINE P. RICHARDS

April 9, 2014

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the resolution which requests the Board of FedEx Corporation to prepare a report prepare a report by February 1, 2015 addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name. It is submitted for inclusion in the 2014 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of FedEx stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is cofiling this resolution with Trillium Asset Management, LLC, which is the primary filer with Ms. Susan White, Director, Oneida Trust, the Oneida Tribe of Indians of Wisconsin, as our authorized contact person for the resolution. Ms. White may be reached at (617) 292-8026, x 248 and swhite@oneidanation.org.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C #10B
NY, NY 10009
212 674 2542
heinonenv@juno.com

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.
- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

cc: RTM
SMC 4-12

RECEIVED
APR 14 2014
CHRISTINE P. RICHARDS



BNY MELLON

April 9, 2014

FedEx Corporation
Christine P. Richards
Executive Vice President, General Counsel and Secretary
942 South Shady Grove Road
Memphis, TN 38120

Re: Mercy Investment Services Inc.

Dear Ms. Richards:

This letter will certify that as of April 9, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 1,531 shares of FedEx Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of FedEx Corporation, Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Friday, April 11, 2014 6:54 AM
To: Robert Molinet; heinonenv@juno.com
Subject: Dominican Sisters of Hope filing letter w/resolution

Rob--

Attached are the filing letter and resolution for the Dominican Sisters of Hope. Hard copies follow as will proof of ownership.

S. Valerie

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C #10E
NY, NY 10009
212 674 2542
heinonenv@juno.com



Dominican Sisters of Hope

April 9, 2014

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which requests the Board of FedEx Corporation to prepare a report by February 1, 2015 addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name. It is submitted for inclusion in the 2014 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of FedEx stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. The Dominican Sisters of Hope is cofiling this resolution with Trillium Asset Management, LLC, which is the primary filer with Ms. Susan White, Director, Oneida Trust, the Oneida Tribe of Indians of Wisconsin, as our authorized contact person for the resolution. Ms. White may be reached at (617) 292-8026, x 248 and swhite@oneidanation.org.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C #10E
NY, NY 10009
212 674 2542
heinonenv@juno.com

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.
- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

From: Steven Heim [mailto:SHeim@bostoncommonasset.com]
Sent: Friday, April 11, 2014 3:19 PM
To: Robert Molinet
Cc: Carla Fredericks; Susan White; Lauren Compere; Leah Turino
Subject: Shareholder proposal to FedEx by Mashantucket Trust
Importance: High

Dear Rob,

Please find attached a shareholder proposal and letter to FedEx that Boston Common shipped earlier today for Monday morning delivery to Christine Richard's office. We are sending the proposal and letter to FedEx on behalf of the Mashantucket (Western) Pequot Tribe Endowment Trust (Mashantucket Trust), shareholders in FedEx. We are sending their proof of ownership of FedEx shares under separate cover.

We look forward to resuming our dialogue with FedEx on the issues raised in the shareholder proposal. The Oneida Trust is the lead filer for this shareholder proposal.

Sincerely,

--Steven

Steven Heim
Managing Director and Director of ESG Research and Shareholder Engagement Boston Common Asset Management, LLC
84 State Street, Suite 940, Boston, MA 02109
Tel: 802-223-4627 | Tel: 617-720-5557 | Fax: 617-720-5665
email: sheim@bostoncommonasset.com



84 State Street, Suite 940 | Boston, MA 02109

April 11, 2014

VIA OVERNIGHT MAIL
Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards,

Boston Common Asset Management, LLC (Boston Common) is an asset manager serving investors concerned about the social and environmental impact as well as financial return of their investments. The Mashantucket (Western) Pequot Tribe Endowment Trust (Mashantucket Trust) holds approximately 55 shares of FedEx Corporation common stock. The Mashantucket Trust has authorized Boston Common to file the enclosed shareholder proposal on their behalf.

Therefore I write to give notice that pursuant to the 2013 proxy statement of the FedEx Corporation (the "Company") and Rule 14a-8 under the General Rules and Regulations of the Securities and Exchange Act of 1934, the Mashantucket Trust submits the enclosed proposal (the "Proposal") for inclusion in the 2014 proxy statement for the 2014 annual meeting of shareholders (the "Annual Meeting"). The Mashantucket Trust is the beneficial owner of at least $2,000 worth of shares of voting common stock (the "Shares") of the Company, and has held the Shares continuously for over one year as of the filing date. In addition, the Mashantucket Trust intends to hold the required number of Shares through the date on which the Annual Meeting is held. A letter of verification of ownership will follow under separate cover.

The Proposal is attached. The Oneida Trust is sponsoring this Proposal as the lead filer. A representative of the filers will attend the stockholders' meeting to move the Proposal as required.

We continue to welcome an open dialogue with FedEx on the issues raised in the shareholder proposal. Please send all correspondence related to this matter to my attention at Boston Common Asset Management, 84 State Street, Suite 940, Boston, MA 02109. Please do not hesitate to contact me with any questions at sheim@bostoncommonasset.com or 617-960-3908.

Sincerely,

Steven Heim

Steven Heim
Managing Director

cc: Carla F. Fredericks, Chair, The Mashantucket (Western) Pequot Tribe Endowment Trust
Susan White, Director, Oneida Trust of the Oneida Tribe of Indians of Wisconsin

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.
- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

CC: ETM
SMC 4-1
mb



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

RECEIVED
APR 14 2014
CHRISTINE P. RICHARDS

April 11, 2014

Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of April 8, 2014 Calvert has almost $13.0 billion in assets under management.

The Calvert Social Index Fund, Calvert Large Cap Core Portfolio, Calvert VP S&P 500 Index Portfolio and the Calvert Balanced Portfolio (together, the "Funds"), are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continue to own shares in FedEx Corporation through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for the inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, the Funds are filing the enclosed resolution asking the Board to prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.

We understand that Jonas Kron of Trillium Asset Management on behalf of the Oneida Tribe of Wisconsin is submitting an identical proposal. Calvert recognizes Oneida as the lead filer and intends to act as a co-sponsor of the resolution. Mr. Kron has agreed to coordinate contact between FedEx Corporation, management and any other shareholders filing the proposal, including Calvert. However, Calvert would like to receive copies of all correspondence sent to Mr. Kron as it relates to the proposal. In this regard, Reed Montague, Sustainability Analyst, will represent Calvert. Please feel free to contact her at (301) 951-4815 or via email at reed.montague@calvert.com

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

This past year marked a major turning point in debate over the National Football League's Washington D.C. franchise team name – "Redskins". FedEx has naming rights to team's stadium – FedExField.

"Redskins" remains a dehumanizing word characterizing people by skin color and is a racial slur with hateful and offensive connotations.

Proponents believe FedEx should drop or distance ties to the team, logos and/or stadium sponsorship until the franchise abandons its degrading name.

Virtually every major national American Indian organization has publicly denounced use of Indian – and Native – related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 schools, colleges and universities eliminating "Indian" sports references. The NCAA banned "hostile or abusive" American Indian mascots during postseason tournaments.

Companies, including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing, ceased association with names and symbols disparaging Native peoples.

We believe FedEx may suffer reputational harm from this controversy.

In the past 18 months we have seen the following:

- 200 civil rights organizations, including the NAACP, condemn the name.
- 100 organizations petitioned FedEx requesting review of its relationship with the team.
- *Washington Post* columnist Courtland Milloy ridiculed the name: "So, Washington football fans, how's that offensive team name and demeaning sports mascot working out? Whooping and hollering as RGIII goes on a 'Redskins' warpath only to leave a trail of tears when his wounded knee gets buried at FedEx Field."
- *Washington Post* columnist Charles Krauthammer criticized the team name.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx, as a team sponsor.
- U.S. Senator Cantwell and U.S. Representative Cole sent a letter to NFL Commissioner Goodell, threatening the NFL's non-profit status over this issue.
- The Oneida Nation of New York launched a national media campaign against the name.
- *Mother Jones* published a story "Are Coke and FedEx Worried About Sponsoring the Redskins?"
- President Obama said he would consider a name change if he owned the team.
- NBC's Bob Costas devoted a Sunday Night Football halftime commentary to the issue, concluding the name is "a slur."
- *Sports Illustrated*'s Peter King and *USA Today*'s Christine Brennan announced they will no longer use the name.
- The Washington D.C.'s City Council unanimously approved a resolution condemning the name.
- Two Maryland State Delegates proposed a resolution urging a name change. One said, "the Redskins play at FedEx Field in Prince George's County, so there's a need for Maryland lawmakers to take a formal stand against the name."

RESOLVED: Shareholders request the Board prepare a report by February 1, 2015, at reasonable cost and omitting proprietary information, addressing how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name.



STATE STREET.

April 10, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of April 9, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of FEDEX CORP. (Cusip 31428X106). Also the funds held the amount of shares indicated continuously since 4/2/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 4/9/2014	Shares Held Since 4/2/2013
D862	CALVERT LARGE CAP CORE PORTFOLIO	31428X106	FEDEX CORP.	38,982	31,810
D872	CALVERT SOCIAL INDEX FUND	31428X106	FEDEX CORP.	7,468	6,565
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	31428X106	FEDEX CORP.	5,510	5,510
D8B1	CALVERT BALANCED PORTFOLIO	31428X106	FEDEX CORP.	22,057	21,152

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

c.c: LTM


STATE STREET

STATE STREET.

RECEIVED
APR 16 2014
CHRISTINE P. RICHARDS

4/14/14

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

State Street Global is the custodian and record holder for The Mashantucket (Western) Pequot Tribe Endowment Trust (Mashantucket Trust) Account *** FISMA & OMB Memorandum M-07-16 ***

We are writing to affirm that Mashantucket Trust's account currently holds 55 shares of FedEx Corporation common stock and has held at least $2,000 in market value of FedEx Corporation shares continuously for at least the one-year period preceding and including the shareholder filing date, April 11, 2014, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934, and that it will continue to hold the securities through the date of the 2014 annual meeting of shareholders.

Sincerely,

Alfred Howard
State Street Corporation.


TRILLIUM
ASSET MANAGEMENT

April 14, 2014

FedEx Corporation
Robert T. Molinet
Corporate Vice President
942 South Shady Grove Road
Memphis, TN 38120

Re: Request for verification

Dear Mr. Molinet:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) as well as the custodial letter from The Northern Trust Company documenting that Oneida holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Christine P. Richards
Corporate Secretary

Frederick W. Smith
Chairman of the Board, President and Chief Executive Officer

Enclosures

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

April 11, 2014

Re: Oneida Trust of the Oneida Tribe of Indians of Wisconsin - Oneida Elder Trust - Account Number *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that The Northern Trust Company holds as custodian for the above client 66 shares of common stock in FedEx Corporation. These 66 shares have been held in this account continuously beginning on July 19, 2011.

These shares are held at Depository Trust Company under the nominee name of The Northern Trust Company.

This letter serves as confirmation that the shares are held by The Northern Trust Company

Sincerely,

Patrick Flanagan

ONEIDA TRUST DEPARTMENT

onʌyoteʔa·ka latiwistaʔnunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935•Fax: (920) 496-7491

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111

Fax: 617 532-6688

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) at FedEx Corporation regarding its relationship with the Washington DC NFL Football Team.

Oneida is the beneficial owner of more than $2,000 worth of common stock in FedEx Corporation that Oneida has held continuously for more than one year. Oneida intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014. Oneida hereby confirms that for the entire period of its ownership of FedEx shares it has held and maintained full investment and voting rights over these shares.

Oneida specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Oneida understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
c/o Trillium Asset Management LLC
Two Financial Place, Suite 1100
60 South Street
Boston, MA 02111

March 14, 2014
DATE

From: Robert Molinet
Sent: Wednesday, April 16, 2014 3:31 PM
To: 'Valerie Heinonen'
Cc: Jonas Kron (JKron@trilliuminvest.com); Susan White (SWHITE@oneidanation.org)
Subject: RE: Dominican Sisters of Hope filing letter w/resolution
Attachments: 2014 Dominican Sisters of Hope Proposal - Deficiency Notice.pdf

Sister Valerie -- We have not yet received your proof ownership. Accordingly, please see attached letter.

Best regards,

Rob

-----Original Message-----
From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Friday, April 11, 2014 6:54 AM
To: Robert Molinet; heinonenv@juno.com
Subject: Dominican Sisters of Hope filing letter w/resolution

Rob--

Attached are the filing letter and resolution for the Dominican Sisters of Hope. Hard copies follow as will proof of ownership.

S. Valerie

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C #10E
NY, NY 10009
212 674 2542
heinonenv@juno.com

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL (*heinonenv@juno.com*)

April 16, 2014

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C, #10E
New York, NY 10009

Subject: *Stockholder Proposal of the Dominican Sisters of Hope*

Dear Sister Heinonen:

We received the stockholder proposal dated April 9, 2014 that you submitted to FedEx Corporation (the "Company") on behalf of the Dominican Sisters of Hope on April 9, 2014. As you know, we have received the same proposal from others, and they have designated Trillium Asset Management, LLC, on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin, as the lead filer.

The proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each stockholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the company's securities entitled to vote on the proposal, at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that the Dominican Sisters of Hope is currently the registered holder on the Company's books and records of any shares of the Company's common stock and the Dominican Sisters of Hope has not provided proof of ownership.

Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time the Dominican Sisters of Hope submitted the proposal (April 9, 2014), the Dominican Sisters of Hope had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including April 9, 2014. Rule 14a-8(b) requires that a proponent of a proposal must prove eligibility as a stockholder of the company by submitting either:

- a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one year period as of the date of the statement.

To help stockholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, a copy of both of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares knows your broker or bank's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a stockholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please address any response to me at the mailing address, e-mail address or fax number as provided above. A copy of Rule 14a-8, which applies to stockholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

RTM/mhb1052476

Attachment

cc: Susan White (swhite@oneidanation.org)
Jonas Kron (jkron@trilliuminvest.com)
Steven Heim (sheim@bostoncommonasset.com)
Reed Montague (reed.montague@calvert.com)

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of April 14, 2014

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Sunday, April 20, 2014 7:28 PM
To: Robert Molinet
Subject: RE: Dominican Sisters of Hope filing letter w/resolution

It's on its way. Thank you for the reminder.

S. Valerie

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C #10E
NY, NY 10009
212 674 2542 (Manhattan)
heinonenv@juno.com

---------- Original Message ----------
From: Robert Molinet <rtmolinet@fedex.com>
To: "'Valerie Heinonen'" <heinonenv@juno.com>
Cc: "Jonas Kron (JKron@trilliuminvest.com)" <JKron@trilliuminvest.com>, "Susan White (SWHITE@oneidanation.org)" <SWHITE@oneidanation.org>
Subject: RE: Dominican Sisters of Hope filing letter w/resolution
Date: Wed, 16 Apr 2014 20:31:03 +0000

Sister Valerie -- We have not yet received your proof ownership. Accordingly, please see attached letter.

Best regards,

Rob

-----Original Message-----
From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Friday, April 11, 2014 6:34 AM
To: Robert Molinet; heinonenv@juno.com
Subject: Dominican Sisters of Hope filing letter w/resolution

Rob--

Attached are the filing letter and resolution for the Dominican Sisters of Hope. Hard copies follow as will proof of ownership.

S. Valerie

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C #10E
NY, NY 10009
212 674 2542
heinonenv@juno.com

From: Medar, Dunja [mailto:dmedar@comerica.com]
Sent: Thursday, April 24, 2014 8:32 AM
To: Robert Molinet
Cc: helnonenv@juno.com; Coan, Jerry D.
Subject: Proof of Ownership Letter

Good Morning,

Attached you can find your proof of ownership letter. I am also sending it out via US Mail today and you should be receiving that over the next few days. Please feel free to contact myself or Sister Valerie if you have any questions.

Thank you for your time,

Dunja Medar
Trust Analyst
Comerica Bank
Wealth Management
411 W. Lafayette Blvd
Detroit, MI 48226
☎ 313-222-5757 | 313-222-7170 | dmedar@comerica.com



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Comerica

INSTITUTIONAL SERVICES GROUP
MC 3462, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

April 9th, 2014

Robert Molinet
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120
Fax 901 818 7119
Email: rtmolinet@fedex.com
Phone 901 818 7029

RE: DOMINICAN SISTERS OF HOPE - TRILLIUM ASSET MANAGEMENT

Dear Mr. Mollinet,

In regard to your request for a verification of holdings, the above referenced account currently holds 70 shares of FEDEX CORPORATION common stock. The attached tax lot detail indicates the date the stock was acquired. Also please note that Comerica, Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Dunja Medar

Dunja Medar
Trust Analyst
(313) 222 – 5757
dmedar@comerica.com

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